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                                                       FILE NO.
                                                       070-06322
                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003





                                    CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2








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
                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003
                                   April 2003                  May 2003                  June 2003
                           ---------------------------  -------------------------  --------------------------
                           Tons      Fee      Amount    Tons      Fee      Amount  Tons      Fee      Amount
                           ----      ---      ------    ----      ---      ------  ----      ---      ------
                                  (per ton)   (000)           (per ton)   (000)           (per ton)   (000)
SERVICE TO AFFILIATES

 Rockport Plant. . . . .      758,495  $1.48   $1,123    782,465   $1.48    $1,158    708,219   $1.48  $1,048

 Tanners Creek . . . . .        5,774  $1.48        9     39,261   $1.48        58     53,619   $1.48      79

SERVICE TO NON-AFFILIATES     675,702  $1.22      825    572,104   $1.23       704    294,644   $1.25     367
-------------------------   ---------          ------  ---------            ------  ---------          ------

    TOTAL. . . . . . . . .  1,439,971          $1,957  1,393,830            $1,920  1,056,482          $1,494
                            =========          ======  =========            ======  =========          ======


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
                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2003
                                                                    Three
                                                                    Months
                                  April       May        June       Ended
                                  2003       2003        2003      6/30/03
                                 ------     ------      ------     -------
                                              (in thousands)
Labor-UMW* . . . . . . . . . . . $  402     $  514      $  381     $1,297
Benefits-UMW*. . . . . . . . . .    206        274         310        790
Operating Materials. . . . . . .    189         95         194        478
Material and Services. . . . . .    190        176         178        544
Other Billed Services. . . . . .     12         82          19        113
Taxes**. . . . . . . . . . . . .     76         79          73        228
Rentals. . . . . . . . . . . . .    575        581         581      1,737
Depreciation . . . . . . . . . .      9          9           9         27
Normalization. . . . . . . . . .    536       (286)       (260)       (10)
Other. . . . . . . . . . . . . .    371        627         466      1,464
                                 ------     ------      ------     ------

          Total. . . . . . . . . $2,566     $2,151      $1,951     $6,668
                                 ======     ======      ======     ======


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in employee benefits.